Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, May 13, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the first quarter ended March 31, 2008.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on March 31, 2008, the exchange rate was CAD$1.00=US$0.9742.

Results of Operations
We recorded a net loss of $22.2 million ($0.35 per common share) for the three months ended March 31, 2008 (“Q1-2008”), compared to a net loss of $14.0 million ($0.23 per common share) for the three months ended March 31, 2007 (“Q1-2007”).  The increase in net loss for the current quarter was largely due to lower licensing and research collaborative fees and increased research and development expenditures related to vernakalant (oral) and GED-aPC clinical activities.

Revenue for Q1-2008 was $0.4 million, a decrease of $1.3 million from $1.7 million in Q1-2007.  Revenue in Q1-2008 consisted of $0.2 million (Q1-2007 - $0.4 million) in licensing fees and $0.2 million (Q1-2007 - $1.3 million) in research and collaborative fees.

Research and development expenditures were $18.1 million for Q1-2008 compared to $11.8 million for Q1-2007.  General and administration expenses decreased to $4.1 million in Q1-2008 from $4.6 million in Q1-2007.  Amortization was $1.1 million for Q1-2008 compared to $0.5 million for Q1-2007.  Interest and other income was $0.3 million for Q1-2008 compared to $1.4 million for Q1-2007.  Foreign exchange gain was $0.3 million for Q1-2008 compared to a loss of $0.2 million in Q1-2007.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $1.0 million for Q1-2008, as compared to $1.5 million for Q1-2007.

Liquidity and Outstanding Share Capital
As of March 31, 2008, the Company had cash and cash equivalents of $50.7 million.  As of May 12, 2008, the Company had 63,742,796 common shares issued and outstanding and 4,990,063 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.37 per share.

Conference Call Notification
Cardiome will hold a teleconference and webcast on Tuesday, May 13, 2008 at 4:30pm Eastern (1:30pm Pacific).  To access the conference call, please dial 416-641-6117 or 866-299-6655.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 13, 2008.  Please dial 416-695-5800 or 800-408-3053 and enter code 3261188# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation.  Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005.  Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.  Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007.  An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.  Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.  A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.